FOLEY FOLEY & LARDNER LLP	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE CLIENT/MATTER NUMBER 103159-0101
February 14, 2024
VIA EDGAR SYSTEM Ms. Melissa McDonough U.S. Securities and Exchange Commission Division of Investment Management Washington, DC 20549

Re:	Daxor Corporation – Form N-CSR – Filed March 1, 2023
Dear Ms. McDonough:
On behalf of our client, Daxor Corporation, File Nos. 333-255212 and 811-22684 (“Daxor”), set forth below is Daxor’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced filing.  The numbered items set forth below repeat (in bold italics) the oral comments of the Staff, and following the comments are Daxor’s responses (in regular type).
1. The disclosure preceding the Financial Highlights says that “the table below sets forth financial data for weighted average shares of stock outstanding for each year and for one share of capital stock outstanding throughout the years presented.”  What is being presented using weighted average shares of stock outstanding?
Response: The following are calculated based on weighted average shares outstanding during the year: “Net investment (loss) income,” “Net realized and unrealized gain (loss) from investments, options and securities borrowed,” “Net realized and unrealized gain from operating division,” “stock based compensation expense,” and “sale of treasury stock.”  Daxor used this approach because the share issuance in 2022 changed the total number of shares outstanding, and Daxor believed that to achieve a proper and fair view of the changes in the number of shares and for the calculation of these items, the method of weighted average shares outstanding was preferable.  Form N-2 seems to permit other methods for calculating per share information (see, for example, Item 4, Instruction 9), and others have used this method.  That said, a footnote should have been included to explain the method and the reason for its use.  In future filings, if Daxor uses average weighted shares outstanding, it will provide transparency explaining the method and the reason used.
2. We note that the management discussion focuses mainly on the operating portion of Daxor and not the factors impacting the performance of the investment securities.  See Item 24, Instruction 4(g), of Form N-2.
Response: In future filings, Daxor will include a discussion on the factors impacting the performance of the investment securities that fully meets the requirements of Item 24, Instruction 4(g), of Form N-2.
3. What makes up the balance for “Other” in the Financial Highlights?
Response: “Other” is the result of the increase of 252,068 shares outstanding of Daxor during the 2022 fiscal year, primarily as a result of 237,057 shares being sold to the public out of Treasury shares.  The Net Asset Value Per Share at the beginning of the year and the end of the year are based on the actual number of shares outstanding, respectively.  The significant increase in the shares outstanding was the primary cause of this change in “Other.”  Daxor used this approach because the share issuance in 2022 changed the total number of shares outstanding, and Daxor believed that to achieve a proper and fair view of the impact of this offering, the use of “Other” was desirable.  Daxor believed that as long as such information was not incomplete, inaccurate, or misleading, and did not obscure the other disclosure, it should be permissible.  See Instruction 2 of General Instructions for Parts A and B of Form N-2.
4. With regard to the “Capital share transactions” in the Financial Highlights, please disclose the GAAP guidance used for this disclosure.
Response: Daxor accounts for stock-based compensation in accordance with Accounting Standards Codification 718.  The reference to the sale of treasury shares is to Daxor’s public offering and issuance of shares in that offering, in which the company used treasury shares to effect the issuance.  A better reference may have been to a “share issuance.”

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5. In the Notes to Financial Statements why is there no disclosure of repurchases of securities?  Only issuances are disclosed.  Regulation S-X 6-03, Item (i) calls for disclosure regarding the issuance and repurchase by a registered investment company or business development company of its own securities.  Where is this disclosed?
Response: Daxor respectfully acknowledges the Staff’s comment and the guidance in Regulation S-X 6-03, Item (i), and notes that in Note 11 of the Notes to Financial Statements, Daxor stated: “The Company did not repurchase any shares of the Company during the year ended December 31, 2022.”  With regard to the issuance of shares, Daxor disclosed in the Footnote, the number of shares issued and the net proceeds.  In future filings, Daxor will also disclose the difference, if any, between the amount received and the net asset value of the shares issued.  Daxor will also disclose information regarding repurchases in years in which it has repurchases, pursuant to Regulation S-X 6-03, Item (i).
6. Regulation S-X 6-09, Item (4) calls for disclosure regarding capital share transactions for the past two fiscal years: “(a)  State the increase or decrease in net assets derived from the net change in the number of outstanding shares or units. (b) Disclose in the body of the statements or in the notes, for each class of the person's shares, the number and value of shares issued in reinvestment of dividends as well as the number and dollar amounts received for shares sold and paid for shares redeemed.”  Where is this disclosed?
Response: Daxor respectfully acknowledges the Staff’s comment and the guidance in Regulation S-X 6-09, Item 4, and notes that the Statement of Changes in Net Assets and the Financial Highlights disclose the increase in net assets from the issuance of stock for the past two years, and the proceeds (value) from the shares sold for the past two years (no shares were sold in 2021).  The number of shares sold in 2022 is disclosed in Note 11 of the Notes to Financial Statements (none were sold in 2021).  No shares were issued to shareholders in reinvestment of dividends, and no shares were redeemed.  In future filings, Daxor will include a table that summarizes all of this information.
7. In the Notes to the Financial Statements, it appears disclosure requirements regarding valuation techniques, including the range and weighted average of unobservable inputs, were not included in the disclosure.  See ASC 820-10-50-2(bbb)(1) and (2).  Please explain why the disclosures that require an entity to include disclosure regarding unobservable inputs and the impact to valuation is not included, pursuant to ASC 820-10-50-2(g).
Response: Daxor respectfully acknowledges the Staff’s comment and the guidance in ASC 820-10-50-2(bbb)(1) and (2), and notes that it included detailed disclosure on its valuation techniques and unobservable inputs in Note 3 to the Notes to Financial Statements.  That said, in future filings Daxor will expressly address the range and weighted average of unobservable inputs, and will expressly address the impact of the unobservable inputs on valuation in accordance with ASC 820-10-50-2(g), as applicable.
8. In the Notes to Financial Statements, it appears that certain disclosure regarding federal income taxes is missing.  Please explain why the disclosure is not included.  See Regulation S-X 6-03, Item (h)(2), and see ASC 946-20-50-5, ASC 946-20-50-6 and ASC 946-50-12.
Response: Daxor respectfully acknowledges the Staff’s comment and the guidance in Regulation S-X 6-03, Item (h)(2), and in ASC 946-20-50-5, ASC 946-20-50-6 and ASC 946-50-12, and notes that it is not treated as a regulated investment company for U.S. federal income tax purposes, as noted in Note 5 to the Notes to Financial Statements.  Daxor is subject to a second level of U.S federal income tax on a portion of its income as a personal holding company for U.S. federal income tax purposes.  In future filings, Daxor will include all applicable disclosure required by the guidance in Regulation S-X 6-03, Item (h)(2), and in ASC 946-20-50-5, ASC 946-20-50-6 and ASC 946-50-12.
9. In the Notes to Financial Statements, it appears that there is no disclosure regarding securities held as collateral in connection with open put or call option contracts.  See Regulation S-X 12-12, Footnote 10.
Response: Daxor respectfully acknowledges the Staff’s comment and the guidance in Regulation S-X 12-12, Footnote 10, and notes that there are no securities held as collateral in connection with open put or call option contracts.  In future filings, Daxor will provide the required disclosure with regard to the securities that serve as collateral for the margin loan.
10. The disclosure called for in Item 4 of Form N-CSR appears to be missing material portions of the required disclosure.  Please explain.
Response: Daxor respectfully acknowledges the Staff’s comment, and will file an amendment to provide the Item 4 disclosure in full.

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11. Item 11 of Form N-CSR refers to deficiencies in disclosure controls and procedures, but does not provide detail about the deficiencies or the actions taken to mitigate the deficiencies, nor does it indicate if there were changes to internal controls as a result of the deficiencies.  Also, Item 11 references the last fiscal half-year and should reference the period covered by the report.  Please explain.
Response: Daxor respectfully acknowledge the Staff’s comment, and states that there were no deficiencies.  There was a late filing of a Form 3 by an insider of Daxor, which Daxor incorrectly conclude would trigger disclosure in Item 11.  Daxor will amend the Form N-CSR to revise Item 11 to eliminate the reference to deficiencies, and refer to the period covered by the report.
12. Please explain how Daxor meets the diversification requirements of the Investment Company Act, as it appears individual investments greater than 5% are greater than 25% of Daxor’s total assets.
Response: Daxor determines its status as a diversified or non-diversified company, under the diversification requirements of Section 5(b) of the Investment Company Act, at the time it acquires securities or generally not less frequently than on a quarterly basis.  If market fluctuations cause Daxor not to be in compliance, these fluctuations will not cause Daxor to lose its status provided that the change was not the result of an acquisition.  Daxor has not made any acquisition that would cause it to lose its status.
13. Please explain why the consent of the accounting firm was included in the filing.
Response: Daxor has an effective shelf registration statement on Form N-2, and the consent is included to incorporate by reference the accounting firm’s report into the registration statement.
14. How do you monitor for compliance with Section 3(a)(1)(C) of the Investment Company Act.
Response: On a periodic basis, Daxor has assessed the value of the investment securities it holds, to determine whether the value of the investment securities exceeds 40% of the value of Daxor’s total assets (exclusive of government securities and cash items) on an unconsolidated basis.  Going forward, Daxor will conduct an analysis on whether it is an investment company under 3(a)(1)(C) on at least an annual basis, and will act to deregister if it determines it is not an investment company.
15. The surprise examinations in 2021 appear to have occurred on the same date in 2021 and 2022.  Why did they occur on the same date?
Response: Daxor respectfully confirms that it had no advanced knowledge of either examination, and that the examinations were not coordinated to fall on the same date.  It appears to be a simple coincidence.
16. Please ensure that Form N-PORT is filed the second and fourth quarter, not just the first and third quarter, and ensure that disclosure in the filing mirrors the language in the Form.
Response: Going forward Daxor will file Form N-PORT for the second and fourth quarter, in addition to filing for the first and third quarter, and will ensure that the disclosure mirrors the language in the Form.
17. Is the operating division a subsidiary?  See Regulation S-X 1-02, Item (w).
Response: The medical operating division is not a separate legal entity of Daxor, and is not a subsidiary.  Daxor is one legal entity and has one general ledger that consists of the general ledger accounts for the investment accounts and the general ledger accounts for the operating division.  When the independent auditors audit the financial statements, they audit the financial statements of Daxor.  The Chief Financial Officers classifies the operating division accounts as one line item in the financial statements of Daxor and the auditors audit the whole company.  Daxor Corporation does not prepare or have audited separate financial statements for the investment accounts or the accounts for the operating division.
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If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.
Very truly yours, /s/ Peter D. Fetzer Peter D. Fetzer
Enclosures
cc:	Michael Feldschuh Robert Michel Daxor Corporation